CONSENT OF RAPHAEL DUTAUT

The undersigned hereby consents to:

(1) the inclusion in this Current Report on Form 6-K of Integra Resources Corp. (the "Company") of the scientific and/or technical information contained in the Company's Management's Discussion and Analysis dated August 14, 2024 (the "Technical Information") being filed with the United States Securities and Exchange Commission (the "SEC") under cover of Form 6-K; and

(2) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company's Registration Statement on Form F-10 (File No. 333-276530), and any amendments thereto, filed with the SEC.

/s/ Raphael Dutaut
Name: Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301)
Title: Vice President Geology and Mining, Integra Resources Corp.

Date: August 14, 2024